Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT TO PURCHASE SHARES OF COMMON STOCK

This Amendment No. 1 (this “Amendment”) is entered into as of June 4, 2014, by Sigma Labs, Inc., a Nevada corporation (the “Company”), in favor of the lawful holder of that certain Warrant to Purchase Shares of Common Stock, dated January 10, 2014, to purchase up to 14,259,259 shares of common stock of the Company (the “Warrant”), for purposes of amending the Warrant as provided herein.

The Company agrees that, notwithstanding any provision of the Warrant, the Warrant is hereby amended to extend the expiration date of the Warrant to July 10, 2015.

Except as expressly set forth herein, the terms and provisions of the Warrant shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has executed this Amendment as of the date first set forth above.

/s/ Mark Cola
Mark Cola
President and Chief Executive Officer
Sigma Labs, Inc.